Filed Pursuant to Rule 433
Registration No. 333-152596
Issuer Free Writing Prospectus dated July 27, 2009
Relating to Preliminary Prospectus Supplement dated July 27, 2009
$850,000,000
Senior Notes Offering
Pricing Term Sheet
July 27, 2009

	3.70% Senior Notes due 2014	5.05% Senior Notes due 2019

Issuer:	Northrop Grumman Corporation	Northrop Grumman Corporation

Expected Ratings:(1)	Baa2 (Moody’s Investors Service)	Baa2 (Moody’s Investors Service)
	BBB (Standard & Poor’s Ratings Services)	BBB (Standard & Poor’s Ratings Services)
	BBB+ (Fitch Ratings)	BBB+ (Fitch Ratings)

Principal Amount Offered:	$350,000,000	$500,000,000

Pricing Date:	July 27, 2009	July 27, 2009

Settlement Date (T + 3):	July 30, 2009	July 30, 2009

Maturity Date:	August 1, 2014	August 1, 2019

Benchmark Treasury:	2.625% due June 30, 2014	3.125% due May 15, 2019

Benchmark Treasury Yield:	2.591%	3.721%

Spread to Benchmark Treasury:	+115 basis points	+135 basis points

Yield to Maturity:	3.741%	5.071%

Coupon (Interest Rate):	3.70%	5.05%

Day Count Convention:	30 / 360	30 / 360

Price to Public:(2)	99.814%	99.837%

	3.70% Senior Notes due 2014	5.05% Senior Notes due 2019

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2010	February 1 and August 1, commencing February 1, 2010

Optional Redemption:	At any time at a discount rate of the Adjusted Treasury Rate +20 basis points	At any time at a discount rate of the Adjusted Treasury Rate +25 basis points

CUSIP / ISIN:	666807 BB7 / US666807BB74	666807 BA9 / US666807BA91

Denominations:	$2,000 and multiples of $1,000 in excess thereof	$2,000 and multiples of $1,000 in excess thereof

Joint Book Running Managers:	Credit Suisse Securities (USA) LLC	Credit Suisse Securities (USA) LLC
	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.
	Citigroup Global Markets Inc.	Citigroup Global Markets Inc.
	Morgan Stanley & Co. Incorporated	Morgan Stanley & Co. Incorporated
	RBS Securities Inc.	RBS Securities Inc.

Co-Managers:	Banca IMI S.p.A.	Banca IMI S.p.A.
	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.
	Goldman, Sachs & Co.	Goldman, Sachs & Co.
	Mitsubishi UFJ Securities (USA), Inc.	Mitsubishi UFJ Securities (USA), Inc.
	SunTrust Robinson Humphrey, Inc.	SunTrust Robinson Humphrey, Inc.
	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2)	Plus accrued interest, if any, from July 30, 2009.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling one of the numbers listed below:

Credit Suisse Securities (USA) LLC	Deutsche Bank Securities Inc.	J.P. Morgan Securities Inc.
1-800-221-1037 (toll free)	1-800-503-4611 (toll free)	1-212-834-4533 (collect)
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